Via Facsimile and U.S. Mail
Mail Stop 4720

November 20, 2009

Mr. Jean-Luc Renard
Vice-President, Corporate Accounting
Sanofi-Aventis
174, Avenue de France
75013 Paris
France

Re: **Sanofi-Aventis**
        Form 20-F for the Year Ended December 31, 2008
        Filed on March 4, 2009
        File No. 001-31368

Dear Mr. Renard:

        We have reviewed your September, 15 2009 response to our July 28, 2009 letter
and have the following comment. In our comment, we ask you to provide us with
information so we may better understand your disclosure. Where the comment request
you to revise disclosure, the information you provide should show us what the revised
disclosure will look like and identify the annual or quarterly filing, as applicable, in
which you intend to first include it. If you do not believe that revised disclosure is
necessary, explain the reason in your response. After reviewing the information
provided, we may raise additional comments and/or request that you amend your filing.

Item 4. Information on the Company

Insurance and Risk Coverage, page 64

   1. In response to comment two you state that you could incur "potentially very
      important [product liability] claims" that are in part self-insured through Carraig.
      Please revise your proposed disclosures to disclose the amount of the claims
      payable liability for each year presented. Please describe the methods you used to
      determine the reserve for self-insured claims and disclose the key assumptions
      that materially affect the reserve estimate. Specify which assumption changes
      could materially impact your reserves estimate and include a sensitivity analysis
      to highlight the variability that is reasonably likely to occur in applying your
      estimate over time. This analysis should highlight the reasonably likely changes
      in the assumptions that are deemed critical and the corresponding impact on your

Mr. Jean-Luc Renard
Sanofi-Aventis
November 20, 2009
Page 2

financial position and results of operations. Please discuss to the extent material how accurate each of your estimates has been in the past. Quantify and disclose the changes to your prior period estimates recorded during the current period. In your response, please tell us where in your 20-F that you intend to include these disclosures. Otherwise, as previously requested, please demonstrate to us how your self insurance obligations are not material to your financial position, results of operations and liquidity.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant